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 News            RE:
 Bulletin             ADVANCED MEDICAL, INC.
                      9775 Businesspark Avenue
 From:                San Diego, CA 92131
 FRB                  (619) 566-9000 x2283
                      TRADED:  ASE:  AMA


The Financial Relations Board, Inc.

FOR FURTHER INFORMATION:

AT THE COMPANIES:

 William Mercer      Joseph Kuhn      Moira Colon/Kathy  Virginia
 President and CEO   EVP and CFO      Brunson            Rybski/Jolen
 (619) 458-7551      (619) 566-0192   Investor           Schultz
                                      Relations Contact  Business/Trade
                                      Financial          Contract
                                      Relations Board    Stoorza Ziegsus &
                                      (310) 442-0599     Metzger
                                                         (619) 236-1332 x244


FOR IMMEDIATE RELEASE
NOVEMBER 26, 1996


   ADVANCED MEDICAL'S IMED AND IVAC COMPLETE $400 MILLION MERGER


     SAN DIEGO, CA, NOVEMBER 26, 1996 - Advanced Medical, Inc. (ASE: AMA) and IVAC Medical Systems, Inc. (IVAC) today announced the completion of the merger between IVAC and Advanced Medical's wholly-owned subsidiary, IMED Corporation (IMED). The merger will create a global leader in intravenous infusion therapy products. The combined company will be renamed at a later date.

     "Our strategic intent is to become the global leader in advanced medical instruments and devices," William J. Mercer, President and CEO, said. "The brand equity brought about by this combination is unsurpassed in our served markets throughout the world. We will strive to continue to offer high quality products and services that will build on our tradition of value and technological excellence for our customers."

     The combined company, which recorded more than $350 million in revenues in 1995, will provide opportunities for significant economies of scale and numerous manufacturing synergies. Addition benefits may include a broad product portfolio, expanded customer bases, greater












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purchasing power, improved cross-selling opportunities and enhancement of financial strength. Advanced Medical expects a one-time charge against earnings in the fourth quarter in 1995 in order to complete the merger of the two companies.

FINANCIAL STRUCTURE

     The acquisition price of approximately $400 million was paid in cash and, together with related transactions, was financed through a $250 million bank credit facility, $200 million of subordinated notes, and $77.5 million of common equity from Advanced Medical's chairman and principal stockholder, Jeffry M. Picower.

     Also today, Advanced Medical announced that it would redeem all of its outstanding 15% debentures due 1999 on December 18, 1996, for an amount (including redemption premiums) of 110% of principal amount plus accrued interest. In addition, IVAC announced the results of its offer to purchase all of its outstanding 9 1/4% senior notes. All of the outstanding notes were tendered in the tender offer. IVAC has given notice to the depository for the tender offer that all of the notes were accepted for payment.

MANAGEMENT

     Management consultants A.T. Kearney have been retained to guide the integration process of the two companies and the development of the new organization's operating structure. Leadership for the combined company has been selected from both organizations and is now in place.

     As previously announced, William J. Mercer, IVAC President and Chief Executive Officer (CEO), will become the President and CEO of the combined company, and Joseph W. Kuhn, Advanced Medical and IMED President, will become the Executive Vice President and Chief Financial Officer.

The combined company's senior management team is summarized below:

                    New Position                Previous Position
                    ------------                -----------------

 William J.  Mercer President and Chief         IVAC, President and Chief
                    Executive Officer           Executive Officer


 Joseph W.  Kuhn    Executive Vice President    IMED, President
                    and Chief Financial
                    Officer

 John de Groot      VP and General Counsel      IVAC, VP and General Counsel


 Sally Grigoriev    VP, Quality and             IVAC, VP of Quality and
                    Regulatory Affairs          Regulatory Affairs










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                    New Position                Previous Position
                    ------------                -----------------

 Richard Mirando    VP, Operations              IVAC, VP and General Manager of
                                                Europe, Africa, and the Middle
                                                East


 L.  James Runchey  VP, Operations              IVAC, VP of Human Resources

 Richard Salzar     VP, Southeast Asian and     IMED, VP of International Sales
                    Latin American Sales


 Anthony B.  Semedo VP, Research and            IVAC, VP of Research and
                    Development                 Development


 Jake St. Philip    VP, Sales, Americas         IVAC, VP of Sales Americas


 Kevin Whiteley     VP, Marketing               IMED, VP of Marketing

Concurrent with Richard Mirando's move to San Diego to head Operations, the company has a search under way for Vice President and General Manager of European, African and Middle Eastern operations.

Advanced Medical, Inc. through its IMED Corporation subsidiary, is one of the largest developers and manufacturers of intravenous infusion pumps and proprietary disposable products in the United States, and has sales in 38 foreign countries. Advanced Medical reported 1995 sales of more than $112 million and income from operations of more than $14.7 million. IVAC, founded in 1968, is a leading provider of infusion systems and related technologies in the health care industry. IVAC's principal line of business is the design, manufacture and marketing of intravenous infusion therapy products, vital signs instruments, and related disposables. IVAC's products are distributed in more than 120 countries worldwide. IVAC reported 1995 sales of approximately $241 million.

Statements in this news release which are not historical facts, including statements about expectations regarding the financial results of the combined company following the merger, are forward-looking statements that involve risks and uncertainties. Risk factors, including without limitation changes in the market and competition, are detailed in the Securities and Exchange Commission filings of Advanced Medical and IVAC, particularly their respective Form 10-K filings for the year ended December 31, 1995.